Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 14, 2010

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries (NZ) Limited	New Zealand
3.	AEP Industries Packaging (Espana) SA	Spain
4.	AEP Italia SrL	Italy
5.	Termofin srl	Italy
6.	AEP Industries Finance Inc.	United States